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                                                                    Exhibit 99.1

[VIVENDI UNIVERSAL LOGO]


                                  Press Release

Paris, December 7th, 2004 - The Corporate Governance Committee and the Human Resources Committee of Vivendi Universal (Paris Bourse: EX FP; NYSE: V) recommended to the Board of Directors that Chairman Jean-Rene Fourtou modify the current governance structure of the Company and create a Supervisory Board and a Management Board, during a plenary session held today. This proposal was formally discussed by the Board of Directors on December 7, 2004 and will be submitted by a Combined General Meeting of shareholders on April 28, 2005.

Subject to approval at the Combined General Meeting, the Supervisory Board would be chaired by Jean-Rene Fourtou and comprised of the Board of Directors' current members.

The Management Board would be chaired by Jean-Bernard Levy and include, Abdeslam Ahizoune (Maroc Telecom), Jacques Espinasse (Senior Executive Vice-President and Chief Financial Officer of Vivendi Universal), Frank Esser (SFR-Cegetel Group), Bertrand Meheut (Canal+ Group), Doug Morris (Universal Music Group) and Rene Penisson (Vivendi Universal Games).

Jean-Francois Dubos, General Counsel would serve as Secretary to both the Supervisory Board and the Management Board.

Robert de Metz, Executive Vice-President in charge of divestments and acquisitions, would lead the new Strategy and Development Department.


Important Disclaimer:

This press release contains 'forward-looking statements' as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risks that: the proposed changes to Vivendi Universal's corporate governance structure may not be structured exactly as set forth above; the composition of the proposed Boards may not be effected exactly as discussed above; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Autorite des Marches Financiers. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.

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